No Act
PE 5/4/12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



12027023

May 17, 2012

Sean P. Kehoe
Kilpatrick Townsend & Stockton LLP
SKehoe@KilpatrickTownsend.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 5-17-12

Re: Andrea Electronics Corporation
Incoming letter dated May 4, 2012

Dear Mr. Kehoe:

This is in response to your letter dated May 4, 2012 concerning the shareholder proposal submitted to Andrea by Alpha Capital Anstalt. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Eliezer Drew
Grushko & Mittman, P.C.
counslers@aol.com

May 17, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Andrea Electronics Corporation
Incoming letter dated May 4, 2012

The proposal relates to the chairman of the board.

There appears to be some basis for your view that Andrea may exclude the proposal under rule 14a-8(e)(2) because Andrea received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Andrea omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



KILPATRICK
TOWNSEND
ATTORNEYS AT LAW

KILPATRICK TOWNSEND & STOCKTON LLP
www.kilpatricktownsend.com

Suite 900 607 14th St., NW
Washington DC 20005-2018
t 202 508 5800 f 202 508 5858
www.KilpatrickTownsend.com

direct dial 202 508 5881
direct fax 202 585 0051
SKehoe@KilpatrickTownsend.com

May 4, 2012

VIA FEDERAL EXPRESS and E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Andrea Electronics Corporation
Commission File No. 1-4324
Intention to Omit Shareholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, and on behalf of Andrea Electronics Corporation (the "Company"), we hereby notify the U.S. Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy statement and form of proxy (the "Proxy Materials") for the Company's 2012 annual meeting of shareholders (the "2012 Annual Meeting") the shareholder proposal and supporting statement (the "Shareholder Proposal") submitted to the Company by Alpha Capital Anstalt (the "Shareholder"), on the grounds that the Shareholder Proposal was not timely under Rule 14a-8(e).

Pursuant to Question C of Staff Legal Bulletin No. 14D (November 7, 2008), we are transmitting this letter via electronic mail to the Staff at *shareholderproposals@sec.gov*. In addition, a hard copy of this letter is also being sent via Federal Express to the address listed above.

I. The Shareholder Proposal

A copy of the Shareholder's letter dated April 20, 2012 and related materials, including the Shareholder Proposal, is attached hereto as **Exhibit A**. The Shareholder Proposal reads, in relevant part, as follows:

> "**Resolved**: The shareholders of Andrea Electronics Corporation ("the Company") request that our Board establish a policy (to be firmly specified in our charter or bylaws if feasible) of separating the roles of our Chief Executive Officer ("CEO")

and Board Chairman, so that an independent director who is not serving as an executive officer of our Company, serve as our Chairman whenever possible. Currently, Douglas J. Andrea is both the Chairman of the Board and the Chief Executive Officer of Andrea Electronics Corporation."

The Company received the Shareholder Proposal by Federal Express on April 23, 2012 (see Federal Express tracking information attached as **Exhibit B**).

II. The Shareholder Proposal May Be Properly Excluded Under Rule 14a-8(e)(2)

Under Rule 14a-8(e)(2), a shareholder proposal submitted for a regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The release date for the Company's 2011 annual meeting proxy statement was August 18, 2011 and, therefore, the deadline for submitting shareholder proposals was April 20, 2012. Pursuant to Rule 14a-8(e)(1), the Company disclosed the deadline for submitting shareholder proposals in the Company's 2011 annual meeting proxy statement on page 15 under the heading "Submission of Business Proposals and Shareholder Nominations" (see relevant proxy disclosure attached as **Exhibit C**). Specifically, the Company disclosed the following:

> "The Company must receive proposals that shareholders seek to include in the proxy statement for the Company's next annual meeting no later than April 20, 2012. If next year's annual meeting is held on a date more than 30 calendar days from September 23, 2012, a shareholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation for such annual meeting. Any shareholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission."

The Shareholder Proposal, dated April 20, 2012, was received by the Company on April 23, 2012, after the SEC mandated and Company's disclosed deadline of April 20, 2012. As such, the Shareholder Proposal was not timely, and may be excluded pursuant to Rule 14a-8(e).

We note that Rule 14a-8(e)(2) provides for an alternative method of calculating the deadline for shareholder proposal submissions if the company did not hold an annual meeting the previous year or if the date of the current year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting. The Company's previous annual meeting of shareholders was held on September 23, 2011. The date for the 2012 annual meeting is scheduled for September 18, 2012, but in no event will the date of the meeting be moved more than 30 days from the date of the 2011 annual meeting. Since the 2012 annual meeting will be held within 30 days of the anniversary of the 2011 annual meeting, the alternative method of calculation set forth in Rule 14a-8(e)(2) is not applicable.

We initially note that the Shareholder submitted the identical shareholder proposal in 2011 and that such proposal was also not timely submitted. In response to the Company's no-action request with respect to exclusion of the shareholder proposal from the 2011 proxy materials under 14a-8(e)(2), Commission Staff, by letter July 5, 2011, stated that there was some basis for the Company's view that it may exclude the proposal and that it would not recommend enforcement action to the Commission if the Company omitted the proposal from its proxy materials in reliance on Rule 14a-8(e)(2).

In prior no-action letters, the Commission Staff has strictly construed the deadline for receipt of shareholder proposals under Rule 14a-8, permitting companies to omit from proxy materials those proposals received after the deadline, even if by only one or two days. *See, e.g., Equity LifeStyle Properties, Inc.* (avail. Feb. 10, 2012) (concurring in the exclusion of a proposal received five days after the submission deadline); *Principal Financial Group, Inc.* (avail. Jan. 24, 2011) (concurring in the exclusion of a proposal received two days after the submission deadline); *Verizon Communications Inc.* (avail. Jan. 7, 2011) (concurring in the exclusion of a proposal received one day after the submission deadline); *Wal-Mart Stores, Inc.* (avail. Mar. 26, 2010) (concurring in the exclusion of a proposal received one day after the deadline, even though the proposal was mailed five days earlier); *Johnson & Johnson* (avail. Jan. 13, 2010) (concurring in the exclusion of a proposal received one day after the deadline, even though the deadline fell on a federal holiday); *Tootsie Roll Industries, Inc.* (avail. Jan. 14, 2008) (concurring in the exclusion of a proposal delivered on the Monday following a Saturday submission deadline); *Datastream Systems, Inc.* (avail. Mar. 9, 2005) (concurring in the exclusion of a proposal delivered two days after the submission deadline due to inclement weather). Furthermore, the Commission Staff has recommended that shareholders submit proposals "well in advance of the deadline." *See* Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001). Consistent with the foregoing, we believe that it is appropriate to exclude the Shareholder Proposal from the Proxy Materials as untimely under Rule 14a-8(e).

We note that Rule 14a-8(f) requires that a company notify the proposing shareholder of any deficiencies in the proposal within 14 days of receipt. As stated in Staff Legal Bulletin No. 14 (July 13, 2001), Rule 14a-8(f)(1) does not require the 14-day notice in connection with a proponent's failure to submit a proposal by the Company's properly determined deadline set forth under Rule 14a-8(e). Accordingly, the Company is not required to send a notice under Rule 14a-8(f)(1) in order for the Shareholder Proposal to be excluded under Rule 14a-8(e)(2). However, the Company is simultaneously providing the Shareholder with a copy of this letter in accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14 (July 13, 2001).

We therefore request that the Commission Staff concur that the Shareholder Proposal may properly be excluded from the 2012 Proxy Materials because the Shareholder Proposal was not received at the Company's principal executive offices within the time frame required under Rule 14a-8(e)(2).

Finally, we note that in compliance with Rule 14a-8(j)(1), the Company is filing its reasons for excluding the Shareholder Proposal with the Commission no later than 80 calendar days before it files its definitive proxy materials. The expected filing date is August 8, 2012.

III. Conclusion

For the reasons outlined above, and without addressing or waiving any other possible grounds for exclusion, the Company requests that the Commission Staff concur with our opinion that the Shareholder Proposal in its entirety may be excluded from the Company's 2012 Proxy Materials because the Shareholder failed to submit his proposal in a timely manner.

We appreciate your assistance in this matter. If you have any questions or require any additional information, please contact me at (202) 508-5881 or by return e-mail.

We request that you transmit your response by e-mail to me at SKehoe@kilpatricktownsend.com. We understand that you can provide your response to the Shareholder care of Grushko & Mittman, P.C. via email at counslers@aol.com or in hard copy to 515 Rockaway Avenue, Valley Stream, New York 11581.

Very truly yours,



Sean P. Kehoe

Enclosure
cc: Douglas J. Andrea, Andrea Electronics Corporation
Corisa L. Guiffre, Andrea Electronics Corporation
Erich M. Hellmold, Esq., Kilpatrick Townsend & Stockton LLP
Eliezer Drew, Grushko & Mittman P.C.

EXHIBIT A

Grushko & Mittman, P.C.
Attorneys at Law
515 Rockaway Avenue
Valley Stream, New York 11581

212.697.9500 (Telephone)
212.697.3575 (Facsimile)

Firm email: counslers@aol.com
Website: www.grushkomittman.com

Edward M. Grushko
Barbara R. Mittman
Eliezer Drew - Admitted NY/NJ

April 20, 2012

Via FedEx and First Class Mail

ANDREA ELECTRONICS CORPORATION
65 Orville Drive
Bohemia, New York 11716
Attn: Douglas J. Andrea, Chairman of the Board, and CEO

Re: Shareholder Proposal for 2011 Proxy Statement

Dear Mr. Andrea:

Herewith find a Shareholder Proposal ("Proposal") to be included in the Proxy Statement for the 2012 shareholder meeting of Andrea Electronics Corporation (the "Company").

In accordance with regulation 14a-8(b)2i under the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"), herewith find proof sufficient to satisfy the ownership requirement for eligibility to submit a shareholder proposal for consideration at the next shareholders meeting of the Company. The Andrea common stock described on the statements is held in "street name". Herewith find a letter from JH Darbie & Co, the "record holder" of Alpha's shares attesting to Alha's ownership of the Andrea's common stock. Alpha is eligible to submit a shareholder proposal inasmuch as Alpha has continuously owned at least $2,000 in market value of Andrea's common stock for at least one year prior to the submission of the proposal.

Pursuant to Regulation 14a-8(b)(2) of the Act please be advised that Alpha holds and intends to continue to hold, through the date of the meeting, the amount of shares necessary to allow Alpha to submit a shareholder proposal.

I take this opportunity to inform you that pursuant to Regulation 14a-8(f) of the Act, in the event the company believes there is a procedural or eligibility deficiency concerning the proposal, the company must notify Alpha within fourteen calendar days of receiving the proposal, and comply with other requirements of the relevant rules and regulations.

Pursuant to Regulation 14a-8(j)(1) of the Act, in the event that the Company intends to exclude Alpha's proposal from its proxy materials on substantive grounds, it must file its reasons with the Securities and Exchange Commission not later than eighty calendar days before the Company files its definitive proxy statement and form of proxy with the Securities and Exchange Commission. The Company must simultaneously provide Alpha a copy of such submission.

Sincerely,

GRUSHKO & MITTMAN P.C.



Eliezer Drew

Stockholder Proposal Regarding the Separation of the Roles of Chairman and Chief Executive Officer

Alpha Capital Anstalt, c/o: Grushko & Mittman P.C., 515 Rockaway Avenue Valley Stream, New York 11581, the owner of 125,468 Shares of Common Stock has advised the company that it intends to propose a resolution at the Annual Meeting. The proposed resolution and the statement in support are set forth below.

Resolved: The shareholders of Andrea Electronics Corporation (the "Company") request that our Board establish a policy (to be firmly specified in our charter or bylaws if feasible) of separating the roles of our Chief Executive Officer ("CEO") and Board Chairman, so that an independent director who is not serving as an executive officer of our Company, serve as our Chairman whenever possible. Currently, Douglas J. Andrea is both the Chairman of the Board and the Chief Executive Officer of Andrea Electronics Corporation.

This proposal shall be made to apply at such time as it would not cause to be breached any contractual obligations in effect at the time of the 2012 shareholder meeting.

Supporting Statement

This proposal gives our company an opportunity to follow Securities and Exchange Commission Staff Legal Bulletin 14C to cure a Chairman's non-independence. This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of the 2010 shareholder meeting.

The primary purpose of a Chairman and Board of Directors is to protect shareholders' interests by providing independent oversight of management, including oversight and management of our Chief Executive Officer. Separating the roles of CEO and Chairman can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

A number of respected institutions recommend such separation. CalPER's Corporate Core Principles and Guidelines state: "the independence of a majority of the Board is not enough" and that "The leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

An independent board structure will also help the board address the economic stagnation faced by our company over the last several years. Management has had insignificant impact on improving shareholder value over the last several fiscal years. An independent Chairman of the Board would have a greater incentive to pursue improving shareholder value even at the expense of entrenched management.

In order to ensure that our Board can provide the proper strategic direction for our Company with independence and accountability, we urge a vote FOR this resolution

J H DARBIE & CO., INC.


MEMBER-FINRA-MSRB-NFA-SIPC

Financial Services
99 Wall Street, 6th Floor, New York, NY 10005
Telephone 212-269-7271 Facsimile 212-269-7330
www.jhdarbie.com

April 17, 2012

To Whom It May Concern:

Alpha Capital maintains an account with our brokerage firm J H Darbie since June 24, 2008. The account currently holds in streetname 125,468 shares of Andrea Electronics Corp.'s ("Andrea") common stock, which are credited to the account & has held the shares continuously since July 8, 2008 when they were transferred into the account from First Montauk Securities.

During this time period Andrea's common stock has never traded below $0.02 and therefore the value of Alpha's shares of Andrea's common stock has not been worth less than $2,509.36.

This information does not supersede the information that you receive on your JH Darbie & Co., Inc. monthly/quarterly statement.

Sincerely,

JH Darbie & Co.

LAKEWOOD OFFICE
525 East County Line Road • Suite 7 • LAKEWOOD, NEW JERSEY 08701
TELEPHONE 732-453-6000 • FACSIMILE 732-534-0565

EXHIBIT C

deferred tax asset value. All bonuses shall be payable as soon as the Company's cash flow permits. All bonus determinations or any additional bonus in excess of the above will be made in the sole discretion of the Compensation Committee. On August 1, 2010, the Board granted Mr. Andrea 1,000,000 stock options with an aggregate fair value of $130,000 (fair value was estimated using the Black-Scholes option-pricing model). This 1,000,000 stock option grant vests in three equal annual installments over a three year period commencing August 1, 2011. These 1,000,000 stock options have an exercise price of $0.13 per share, which was the fair market value of the Company's common stock at the date of grant, and a term of 10 years. Mr. Andrea is also entitled to a change in control payment equal to two times his salary with continuation of health and medical benefits for two years in the event of a change in control.

Other Potential Post-Termination Benefits

Payments Made Upon Termination Without Cause or Resignation with the Company's Consent. If Mr. Andrea's employment is terminated by the Company without cause or he resigns with the Company's consent, the Company must pay Mr. Andrea a severance payment equal to six months of Mr. Andrea's most recent base salary, as defined in the employment agreement, plus the six months prorated portion of Mr. Andrea's most recent annual and quarterly bonuses, and in addition, the Company must arrange and pay for continuation of health insurance coverage for Mr. Andrea, and his spouse and dependents for a period of 12 months from the date of termination and must, for a period of 18 months from the expiration of such six month period, provide COBRA continuation coverage to Mr. Andrea.

Payments Made Upon a Change in Control. If the Company materially changes Mr. Andrea's position or terminates Mr. Andrea's employment within the term of the employment agreement or 12 months after the term of the employment agreement and following a change in control, as defined in the employment agreement, then the Company must provide Mr. Andrea a sum equal to two years of Mr. Andrea's most recent base salary plus a pro rated portion of Mr. Andrea's most recent annual and four quarterly bonuses paid immediately preceding the change of control, continuation for two years of health and medical benefits coverage and, for a period of 18 months from the expiration of such two year period, provide COBRA continuation coverage, if available, to Mr. Andrea. All stock options, whether then vested or unvested, shall vest and/or become exercisable.

The Company has entered into a change in control agreement with Ms. Guiffre. The change in control agreement provides Ms. Guiffre with a severance benefit upon termination in connection with a change in control (as defined in the agreement). If Ms. Guiffre is terminated following a change in control, the Company will pay Ms. Guiffre a sum equal to three times Ms. Guiffre's average annual compensation for the five preceding taxable years. All restrictions on any restricted stock will lapse immediately and incentive stock options and stock appreciation rights, if any, will become immediately exercisable in the event of a change in control. Upon the occurrence of a change in control followed by Ms. Guiffre's termination of employment, the Company will cause to be continued life, medical, dental and disability coverage. Such coverage and payments shall cease upon the expiration of 36 full calendar months following the date of termination.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and officers and persons who beneficially own more than ten percent of the Company's common stock to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of common stock in the Company. Officers, directors and greater-than-ten percent shareholders are also required to furnish the Company with copies of all Section 16(a) reports they file. Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to the Company under Section 16(a) of the Securities Exchange Act of 1934, as amended, during the year ended December 31, 2010 and Forms 5 and amendments thereto furnished to the Company with respect to the year ended December 31, 2010, and written representations provided to the Company from the individuals required to filed reports, the Company believes that each of the individuals required to file reports complied with applicable reporting requirements for transactions in the Company's common stock during the year ended December 31, 2010 with the exception of three late filings by Jonathan D. Spaet with respect to five transactions.

Submission of Business Proposals and Shareholder Nominations

The Company must receive proposals that shareholders seek to include in the proxy statement for the Company's next annual meeting no later than April 20, 2012. If next year's annual meeting is held on a date more than 30 calendar days from September 23, 2012, a shareholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation for such annual meeting. Any shareholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.